UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15046162

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- ~~66534~~ 67596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Esposito Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Crescent Court, Suite 650
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Douglas Townsend (214) 855-2166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell LLP
(Name – *if individual, state last, first, middle name*)

2821 W. Seventh Street, Suite 700 (Address) Fort Worth (City) TX (State) 76107 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/4/15

OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Esposito Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTI LYNN KAUS
Notary Public, State of Texas
My Commission Expires
July 14, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESPOSITO SECURITIES, LLC

Statement of Financial Condition

As of December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Esposito Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Esposito Securities, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Esposito Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 24, 2015

ESPOSITO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Cash and cash equivalents	$	2,429,324
Cash with clearing organizations, restricted		2,644,151
Securities owned, at fair value		4,872,709
Accounts receivable		73,260
Accounts receivable from affiliates		48,769
Receivable from broker dealers and clearing organizations		4,078
Prepaid and other current assets		125,142
Property and equipment, net		146,873
Total Assets	$	10,344,306
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$	373,052
Securities sold short, at fair value		4,319,980
Other current liabilities		71,420
Payable to affiliate		75,000
Total Liabilities		4,839,452
Member's Equity		5,504,854
Total Liabilities and Member's Equity	$	10,344,306

The accompanying notes are an integral part of these financial statements.

ESPOSITO SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Note 1 - Business

Esposito Securities, LLC (the "Company") was formed, on December 15, 2006 as a Texas Limited Liability Company. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company provides several value-added institutional brokerage services to its clients including electronic and algorithmic trading and does not maintain discretionary accounts for its customers. All customer transactions are cleared through either Goldman Sachs Execution & Clearing or Pershing LLC, third party clearing firms, on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this Rule. The Company also operates a proprietary bond trading desk. All transactions for the bond trading desk are also cleared through the third party clearing firms. Based on the agreements between the clearing firms and the Company, the Company pays a clearing fee to the clearing firms for handling all trades for the Company. The Company provides investment banking and research services to clients on a fee for service basis.

Esposito Financial, LLC is the sole member of the Company. The member has all necessary powers to carry out the purposes, business, and objectives of the Company. No member is liable under a judgment, decree or order of the court, or in any manner, for a debt, obligation or liability of the Company. No member is required to loan any funds to the Company. Except as expressly provided otherwise in the Company's Operating Agreement, no member is required to make any contribution to the Company by reason of any negative balance in his or her capital account, nor does any negative balance in a member's capital account create any liability on the part of the member to any third party.

Note 2 – Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, which are not held for sale in the ordinary course of business with a maturity of three months or less when purchased to be cash equivalents.

Note 2 – Significant Accounting Policies (continued)

Restricted Cash

Restricted cash consists of deposits, credit balances and compensating balances required to be maintained with clearing firms. The availability of these funds to the Company is governed by the agreements with the clearing firms and may vary depending upon the margin requirements on securities owned and securities sold short.

Accounts Receivable

Accounts receivable and receivable from broker dealers and clearing organizations consists of fees and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. However, as the Company is entering new lines of business, receivables from those activities are monitored and individually evaluated for collectability. As of December 31, 2014, the Company has not recorded any allowance for doubtful accounts. Accounts receivable are charged off upon such time as a receivable is determined to be uncollectable and collection efforts by the Company cease.

Accounts receivable and payable are recorded for securities transactions that have not reached their contractual settlement date. Securities owned and securities sold short are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. At December 31, 2014, there were no securities whose fair value was determined by management.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from two to five years using the straight-line method.

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Note 2 – Significant Accounting Policies (continued)

Income Taxes

Net earnings are allocated to the member. Federal income taxes on Company income are payable by the member. Accordingly, no provision has been made for federal income taxes. The Company is subject to Texas Margin Tax, which is imposed on gross revenue generated by the Company in Texas.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than- not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First the Company must determine whether any amount of the tax benefit may be recognized. Second, the Company determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2014, the Company had no uncertain tax positions. Accordingly, the Company has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2011-2013 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable, investments in debt and equity securities and commissions revenue. The Company places its cash with quality financial institutions and clearing firms. At times during the year, however, cash in financial institutions and clearing firms may exceed Federal Deposit Insurance Corporate ("FDIC") or Securities Investor Protection Corporation ("SIPC") insured limits. At December 31, 2014, the Company has $4,323,475 on deposit in various financial institutions that are in excess of FDIC and SIPC insured limits. Accounts receivable relates to commissions earned from the trading of equity securities, fees from investment banking activities, and receivables from affiliated entities for costs allocated to those entities. The Company has not experienced problems in collecting commissions due. At December 31, 2014 the Company had three major customers that represented 62% of revenue. No other customer represented more than 10% of revenue. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company does not believe it is exposed to any significant counterparty credit risk. In addition, the Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Technically, losses on securities sold short could be unlimited.

Note 2 – Significant Accounting Policies (continued)

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. At December 31, 2014 the Company's financial assets and liabilities are carried at market value which approximates current fair value.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

ASC Topic 820 for Fair Value Measurements and Disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Significant observable inputs other than quoted prices in active markets for which inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

ESPOSITO SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Note 3 – Investments (continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs are unobservable and valuation relies on management's own assumptions of factors that market participants would use in pricing the asset.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In establishing a fair value hierarchy for the Company's investments in accordance with ASC 820, the following value methodologies were used for each type of investment:

Corporate bonds and US Treasury bonds & notes: These securities are valued based upon quoted prices for similar assets or liabilities in active or inactive markets. They are categorized as level 2.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at December 31, 2014 consisted of the following:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Corporate bonds	$ -	$ 4,721,701	$ -	$ 4,721,701
US Treasury Bonds & Notes		151,008		151,008
Total	$ -	$ 4,872,709	$ -	$ 4,872,709
Securities sold short, at fair value				
Corporate bonds	$ -	$ 3,573,372	$ -	$ 3,573,372
US Treasury Bonds & Notes		746,608		746,608
Total	$ -	$ 4,319,980	$ -	$ 4,319,980

Options listed on a major exchange or traded over-the-counter (OTC) with appropriate liquidity may be used for bona fide hedges for risk management/risk reduction and to enhance returns when they are mispriced relative to the cash market.

As of December 31, 2014, the Company held $0 positions in options.

ESPOSITO SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Note 4 – Property and Equipment

Property and equipment consisted of the following at December 31, 2014:

Furniture and fixtures	$	226,947
Computer equipment		155,828
Leasehold improvements		12,639
Total cost		395,414
Accumulated depreciation		(248,541)
Property and equipment, net	$	146,873

Note 5 – Commitments and Contingencies

The Company is a party to non-cancelable operating leases for general office space and office equipment. The Company's obligations under the lease agreements subsequent to December 31, 2014 are as follows:

Years ending December 31,		Annual lease payments
2015		118,383
2016		9,889
Total	$	128,273

The Company subleases a portion of its office space. At December 31, 2014, future minimum rentals to be received under the sublease agreement total $9,750.

Note 6 – Employee Retirement Plan

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all eligible employees. For the year ended December 31, 2014, employees were able to contribute up to $23,000 based on the employee's age. The Company has the option under the Plan to make a discretionary matching contribution equal to a uniform percentage of employee salary deferrals at a percentage determined by the Company each year.

ESPOSITO SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $4,199,268, which was $4,099,268 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.12 to 1.

Note 8 – Related Party Transactions

The Company is affiliated with numerous other entities involved in the financial services industry through common ownership. Certain employees of the Company perform services on behalf of these affiliates. Compensation and related overhead costs are allocated to the affiliated entities based upon estimates of the time spent by the Company's employees providing these services and may differ from those that may be recognized in an arm's-length transaction. At December 31, 2014, the Company has a receivable from these affiliates in the amount of $48,769.

During 2014, the member contributed $2,389,000 of equity capital into the Company. On December 26, 2014, the member provided $75,000 to the Company which was originally intended to be an equity contribution. However, the member subsequently elected to withdrawal the funds on January 12, 2015. Accordingly, this amount is shown as payable to affiliate on the statement of financial condition at December 31, 2014.

Note 9 – Subsequent Events

The Company has evaluated events or transactions occurring after December 31, 2014, the balance sheet date, through February 24, 2015, the date the financial statements were available to be issued, and determined there have been no such events or transactions which would impact our financial statements for the year ended December 31, 2014.